

May 24, 2021

<u>VIA E-MAIL</u>

Jason L. Bradshaw
Senior Compliance Consultant
Midland National Life Insurance Company
8300 Mills Civic Parkway
West Des Moines, IA 50266

Re: Midland National Life Insurance Company
        Initial Registration Statement on Form S-1
        <u>File No. 333-254710</u>

Dear Mr. Bradshaw:

On March 25, 2021, you filed the above-referenced initial registration statement on Forms S-1 on behalf of Midland National Life Insurance Company (the "Company"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.[1]

General

1. Please confirm that all missing information, including all exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. In particular, much of the disclosure that requires updating through December 31, 2020, including disclosure required by Item 11 of Form S-1 (*e.g.*, management's discussion and analysis, executive compensation, transactions with related persons, quantitative and qualitative disclosures about market risk, etc.), is located in "***Section 7 – Midland National Life Insurance Company***," which is marked as subject to completion. We may have further comments when you supply the omitted information.

2. Since the registration statement will go effective 135 days after end of the Company's last fiscal year end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company's obligations under the Certificate or whether the Company will be solely responsible for any benefits or features associated with the Certificate.

4. Please revise the page numbering (i) to avoid repeating page numbers and (ii) to match the page numbering in the Table of Contents with the page numbers in the filing. For example, the first page of the "Definitions" section is numbered as page 1, but is listed in the Table of Contents as page 6. For avoidance of doubt, cited page numbers herein will correspond to the page numbers appearing in the EDGAR filing.

5. Please complete the legend on the back cover page of the prospectus as required by Item 502(b) of Regulation S-K.

6. Please supplementally provide information concerning the Model Portfolios, how they are developed, and their providers' relationships with (i) the Company, (ii) Financial Institutions, and (iii) Certificate Owners' registered investment advisers.

7. Please disclose the Model Portfolios, Asset Allocation Tiers and applicable fee, Restricted Asset Allocation Portfolios, asset composition requirements, approved Financial Institutions, and other material terms of the Certificate in the prospectus.

Cover Page

8. The cover page uses many defined terms (*e.g.*, Excess Withdrawal, Asset Allocation Tier, Subscription Fee, Coverage Plan). Please provide plain English definitions of all such terms when first used.

9. We note that "we" is used before it is defined. Please define any terms where they are first used.

10. The second sentence of the first paragraph states: "Currently, the Certificate is offered to investors who have engaged certain registered investment advisors to provide advice on the management of their investment accounts ("Accounts")." Clearly identify here, and throughout, the types of investors who may purchase the Certificate (*e.g.*, only individuals who have engaged a registered investment advisor employed by the Financial Institutions specified in the prospectus, or individuals who purchase the Certificate through the Qualified Accounts, as specified, that are offered by a Financial Institution specified in the prospectus).

11. Please revise the second sentence of the second paragraph to read: "The Company then guarantees that those individuals designated by the Certificate Owner (e.g., the beneficial owner of the Certificate and spouse) can take an annual amount (after age 60) of the Account assets covered by the guarantee in the form of lifetime withdrawals, even if the value of the Account assets drops to zero, other than through a withdrawal considered an Excess Withdrawal under the Certificate."

12. The fourth bullet under "Key Facts about this Offering" states (with emphasis added): "The Certificate does not <u>guarantee</u> the performance of the Account assets subject to our <u>guarantee</u>, and does not guarantee against a loss of principal in those assets." Please clarify the use of the word "guarantee" in this sentence, so that it does not have multiple meanings.

13. Please include the following disclosures on the cover page:

- The Certificate is a complex insurance vehicle. Investors should speak with a financial professional about the Certificate's features, benefits, risks, and fees, and whether the Certificate is appropriate for the investor based upon his or her financial situation and objectives.
- The Company's obligations under the Certificate are subject to the Company's creditworthiness and claims paying ability.
- The prospectus describes all material rights and obligations of Certificate Owners under the Certificate.
- The Certificate does not provide tax deferral benefits, beyond those already provided under the Internal Revenue Code, for Qualified Accounts, or any tax deferral for individuals purchasing outside a Qualified Account.

Definitions (pages 1-4)

14. Please alphabetize the definitions.

15. In accordance with plain English principles, please use defined terms sparingly. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that several capitalized terms or defined terms are used in only one place in the prospectus, and would be more appropriately defined where they are referenced (*e.g.*, Transactional Based Pricing, Group Deferred Fixed Annuity). Other capitalized terms are used multiple times but are not defined (*e.g.*, Covered Assets, 10 Year US Treasury Constant Maturity Rate, Covered Asset Transfers, Composition Requirements), or seem to have been defined incorrectly (*e.g.*, Subsequent Excess Partial Withdrawal should likely be revised to "subsequent partial Excess Withdrawal"). Other terms are intermittently capitalized or defined (*e.g.*, Business Day, Withdrawal, Certificate Date), and the Company should reconcile the use of these terms throughout. Finally, please define terms in the context of the disclosure where possible, rather than relying primarily on the Definitions section (for example, in the Introduction section on page 1, "Covered Persons" is defined in the context of the disclosure). Additionally, once a term is defined, please use the defined term throughout, rather than interchanging between the defined term and the full term (*e.g.,* RMD vs. required minimum distribution).

16. The defined term "Annuitant" is used only in the Definitions section. Please add the term as appropriate throughout the prospectus or, if it will not be used elsewhere, please delete.

17. In the definition of Certificate Anniversary, please revise "Contract Anniversary" to "Certificate Anniversary."

18. Please clarify the definition of Coverage Base by clarifying that if, on a Certificate Anniversary, the Covered Asset Pool Value exceeds the Coverage Base, the Coverage Base will automatically increase to that greater amount.

19. Please clarify how Covered Assets, as defined, are distinguished from other assets of an investor held with a Financial Institution.

20. Please revise the definition of Total Contributions to more clearly state whether it is adjusted for Subsequent Contributions.

21. Please confirm that the definition of Qualified Account is complete. The tax discussion on page 33, *e.g.*, discusses Roth IRAs, 403(b)s, SEP IRAs and SIMPLE IRAs in the context of Qualified Accounts, but other disclosure does not included all of these types of Qualified Accounts.

Introduction (pages 1-4)

Who is eligible to buy a Certificate?

22. The last sentence of this paragraph states that an investor must be a client of a registered investment advisor working through a Financial Institution approved by the Company to purchase a Certificate.

    a. Please identify these Financial Institutions in the prospectus or supplementally explain why such disclosure should not be included.

    b. Please clarify if a Qualified Account (*e.g.*, IRA, Roth IRA, SEP IRA) would need to be held by the investor through one of these Financial Institutions to purchase a Certificate.

What is the process for buying a Certificate? – Initial Contribution

23. The Company's "asset composition requirements" are referenced here. Please specify these requirements in the prospectus.

How does the Certificate operate? – Prior to Lock-In Date

24. The disclosure states that, apart from the specified restriction, a Certificate Owner is "free to take whatever actions you wish with respect to your Covered Assets, so long as that is

consistent with the terms of your Account and the Certificate." Please specify what actions would be consistent with these terms.

25. Please bold the following sentence: "If you are not ready to trigger the Lock-In Date, you should not take a Withdrawal."

26. Please state prominently here that investors should avoid Withdrawals prior to Attained Age 60, as they will be treated as Excess Withdrawals.

How does the Certificate operate? – Lock-In Date

27. Please make the following changes in the second paragraph, and throughout the registration statement where substantially similar disclosure appears:

   a. Please revise the first sentence to read: "If the Covered Asset Value were to drop to zero, we will calculate a final Coverage Amount based on the applicable Payment Percentage **less** 1%."

      i. Please add this disclosure to the discussion in the section of the Summary discussing "The Certificate."

   b. Please clarify in the disclosure, if accurate, that the language quoted above applies to the Core Coverage Plan, and that other coverage plans may have different applicable Coverage Amounts.

   c. Please specify the Coverage Amounts for the other Plans.

How does the Certificate operate? – Excess Withdrawals

28. The last sentence of the first paragraph states: "Excess Withdrawals can reduce the Coverage Base and Coverage Amount on more than a dollar-for-dollar basis."

   a. Please provide cross-references here, on the cover page, and where Excess Withdrawals are discussed, to the discussion of Excess Withdrawals on page 23.

   b. In the discussion of Excess Withdrawals on page 23, please disclose in more detail how Excess Withdrawals reduce the Coverage Base and Coverage Amount.

29. In the third paragraph, and elsewhere, please clarify whether "incidental fees" are considered Inadvertent Partial Withdrawals (which require a Certificate Owner to provide notice and reimbursement to the Company as described in the registration statement), or whether incidental fees are not subject to these procedural requirements.

How do I control my Covered Assets?

30. The disclosure in this paragraph is substantially similar to the disclosure on page 1, under the heading "What is the process for buying a Certificate? – Investment Restrictions." Please consolidate these disclosures.

What happens when I add money to the Covered Asset Pool?

31. The first sentence states that "we expect Covered Asset Pool allocations to be re-examined...." Please clarify here who would be performing such re-examinations.

32. Here, and everywhere in the prospectus where disclosure discusses the termination of the Certificate, please clarify, if true, that termination means that the Company' will not make payments of any kind to the Certificate Owner, including the guaranteed lifetime withdrawal payments if the Covered Asset Pool Value were to drop to zero.

33. The terms "RIA" and "TAMP" are undefined. Here, and elsewhere, please define acronyms where they are first used.

What are other important issues to consider?

34. The third bullet reads: "We do not offer the Certificate in all states." Please specify here the states in which the Certificate is offered, or provide an internal cross-reference here to this information.

35. The disclosure in the sixth, seventh and eighth bullets (*i.e.*, "You will begin paying the Subscription Fee…" through "The longer you wait before triggering the Lock-In Date…") should be included on the cover page.

36. In the sixth bullet, and elsewhere (including on the cover page), please also disclose the contingent nature of the benefit; *e.g.*, withdrawals of the annual Coverage Amount prior to the Covered Asset Pool going to zero are taken from the Certificate Owner's Covered Asset Pool, and the chances of the Covered Asset Pool being reduced to zero and subsequently triggering the Company's payment obligations under the Certificate are minimal and may never occur.

37. In the seventh bullet, the disclosure states: "We have designed the Certificate to permit Withdrawals from your Covered Assets each Certificate Year that are less than or equal to the Coverage Amount." Please clarify in the disclosure whether "each Certificate Year" is accurate – *i.e.*, other disclosure suggests that Withdrawals would be permitted after Attained Age 60.

38. In the ninth bullet, and elsewhere, please revise the disclosure in the fifth sentence from "tell **use** when the change is to go into effect" to "tell **us** when the change is to go into effect."

39. The final bullet states: "If you choose to deduct the Advisory Fee from the Covered Asset Pool, Your Subscription Fee will be higher." Please briefly summarize here why the Subscription Fee will be higher.

Section 1 – Summary (pages 4-9)

The Certificate

40. In the final paragraph of this subsection, please revise the disclosure regarding "two key dates to keep in mind relevant to the operation of the Certificate" to list the *three* important dates relevant to operation of the Certificate that are discussed on page 13 under the heading ***"Description of the Certificate – Introduction to the Certificate."***

41. Please add explicit disclosure here, and elsewhere, explaining what happens if Covered Asset Pool Value were to drop to zero before the Covered Person's Attained Age 60.

Asset Allocation Requirements

42. Please revise the bolded, final sentence of this paragraph. The sentence contains an incomplete parenthetical that obscures its meaning.

Coverage Base

43. Please clarify in this section and elsewhere, in plain English, that a reduction in Covered Asset Pool Value as of a Certificate Anniversary does not, by itself, reduce the Coverage Base (and why).

Coverage Amount

44. Please revise the Coverage Amount discussion in this subsection to incorporate the terms Coverage Base and Payment Percentage. For example, it would be helpful to clarify in the last paragraph of this subsection that, if the Covered Asset Pool Value does drop to zero, the "final Coverage Amount" (for purposes of SPIA payments) would be calculated based on (i) the Coverage Base (which may not have dropped to zero) and (ii) the applicable Payment Percentage.

Payment Percentage

45. In the second paragraph after the table titled "Contract with Joint Covered Persons," there is a subparagraph (a) that appears to be incomplete. Please revise the disclosure accordingly. Further, if this disclosure is intended to apply to the CorePlus X Coverage Plan, please add that distinction.

46. In the paragraph immediately preceding the table titled "Core Plus X Coverage Plan Payment Percentage Adjustment," please revise "the prior Certificate" to read "the prior Certificate **Year**."

Payment Percentage

47. The disclosure summarizes Payment Percentages, including adjustments made based on the ten year Constant Maturity US Treasury Rate.

    a. The current, historically-low interest rate environment could have a significant effect on the differences between the Plans. For example, without significant interest rate increases, there is functionally very little difference between the Core Plus X Plan and Core Plus Plan, though they carry different fees. Please add disclosure explaining the differences between the Plans in light of current interest rates.

    b. Please similarly add disclosure regarding the historically-low interest rate environment to the Risk Factors discussion in Section 2 of the prospectus.

If Your Covered Asset Pool Drops to Zero

48. The formulas presented in plain-text format in the bullets are difficult to follow. Please revise the formulas in the bullets here, and elsewhere, to clarify their operation. In particular, provide examples for the formulas, and set forth the fees for each Coverage Plan and Asset Allocation Tier.

49. Please revise the first sentence of the penultimate paragraph of this subsection to remove the open parentheses. Please revise the first sentence of the penultimate paragraph of this subsection to read "where the amount used to fund the **SPIA** equals the newly calculated Coverage Amount."

50. Please make the final sentence of this subsection prominent, in bold text: "If your Covered Asset Pool drops to zero due to an Excess Withdrawal, we will terminate your Certificate and no benefits will be paid."

Excess Withdrawal

51. The first sentence of the third paragraph of this subsection reads: "Please note that a withdrawal qualifying as an Inadvertent Partial Withdrawal is not treated as a Withdrawal or an Excess Withdrawal." Please add this carve-out from the definition of Withdrawal in the Definitions section.

52. The fourth paragraph does not describe the differences between Asset Based Pricing fees, on the one hand, and incidental trading fees (and other Financial Intermediary account fees) on the other. Please clarify, as these fees are treated differently under the terms of the Certificate.

Subscription Fee

53. Please provide an example to supplement the formula directly following the first paragraph of this subsection.

54. Please provide an example to supplement the formula that follows the second full paragraph on page 9.

Section 2 – Risk Factors (pages 10-12)

You may make Excess Withdrawals which will reduce, and may even terminate, the benefits available under the Certificate.

55. Please make the second sentence of the first paragraph prominent in bold text: "In addition, dividends and capital gains generated by the Covered Assets that are distributed to you (*i.e.*, not automatically reinvested) are considered Withdrawals, and may contribute to an Excess Withdrawal."

56. In the second paragraph, and elsewhere as applicable, please use the defined term "Withdrawal" rather than "withdrawal" as appropriate.

Your investments may experience a higher return if you are not subject to the Certificate's asset composition requirements.

57. Please revise this subheading to read as follows: "Your investments may experience a higher return if you <u>were</u> not subject to the Certificate's asset composition requirements."

58. Please disclose here, and elsewhere as applicable (including the cover page, Summary, and Investment Restrictions, where discussed), that the Covered Asset Pool composition requirements are designed to minimize the risk to the Company that it will be required to pay lifetime benefits (*i.e.*, the Coverage Amount) under the Certificate.

We may cancel the Certificate, and make no payments of the Coverage Amount, if assets in your Account fail to meet the asset composition requirements, or if you do not provide us with information necessary to monitor the composition of your Covered Asset Pool.

59. In the second sentence of this paragraph, please replace "nor" with "not."

We may change the assets permissible under the Coverage, and you may have to transfer your assets or the Certificate will be terminated.

60. Please disclose any restrictions, other than the requirement that the Company provide five Business Days' notice, on the Company's ability to change the requirements for the assets permitted in the Covered Asset Pool after the issuance of the Certificate.

We may remove a Financial Institution from our list of approved Financial Institutions and you may have to move your Account to an approved Financial Institution or the Certificate may be terminated.

61. Please disclose any restrictions on Certificate Owners' right to move to another Financial Institution and any associated risks or costs of doing so.

Your payment of the Subscription Fee and/or the Advisory Fee from a Qualified Account may have tax consequences and affect the benefits provided under your Certificate.

62. In the first sentence of this section, and elsewhere, please supplement any mention of possible tax consequences with disclosure that such tax consequences may include a possible 10% federal tax penalty if taken when the Certificate Holder is less than 59 ½.

63. Please revise the last sentence of this subsection to state that investors should consult their plan administrators, tax advisors, and financial advisors before purchasing a Certificate.

Section 3 – Description of the Certificate (pages 12-26)

Introduction to the Certificate

64. The third paragraph states: "Under the Certificate, we agree that, if you comply with the conditions of the Certificate, we will continue to pay the Coverage Amount to you even upon the Covered Asset Pool Value declining to zero."
    a. Please add disclosure here clarifying what this means (*i.e.*, what it means to be paid the Coverage Amount).
    b. Please explain here, if accurate, that the payment may be via a SPIA.

Coverage Plans

65. In the third sentence of the first paragraph, please disclose, if accurate, under subpart (b), that an investor must also choose whether the Subscription Fee (in addition to the Advisory Fee) is to be deducted from the Covered Asset Pool or from some other source.

66. The last sentence of the third paragraph reads: "After the Certificate Date, you cannot change your Coverage Plan or Advisory Fee election." Here and elsewhere, if true, please clarify whether an Advisory Fee election can be modified, after the Certificate Date, to reflect an update to the owner's Financial Institution in the event that their previous institution becomes a Disapproved Financial Institution.

CorePlus X Coverage Plan

67. In the last sentence of second paragraph, underneath the table titled "Core Plus X Coverage Plan Payment Percentage Adjustment," there is a sentence that reads: "Assume that the Covered Asset Pool Value drops to zero and the 10 Year US Treasury Constant Maturity Rate is 3.3%." This disclosure appears incomplete. Please add the example suggested by the sentence.

68. In the final sentence of this subsection, please revise as follows: "Upon issuing the SPIA ~~is issued~~, your Certificate and all its terms **(including the Subscription Fee)** are terminated."

Purchasing the Certificate

69. In the third sentence of the fourth bullet point, please confirm whether "qualified account" should be replaced with the defined term Qualified Account. Further, confirm whether the ten-year age difference referenced in this sentence is only intended to be applicable to Qualified Accounts. If it is applicable to all accounts, please avoid referencing only Qualified Accounts.

Coverage Amount

70. The penultimate sentence of the first paragraph reads: "Withdrawals of the Coverage Amount are not treated as Excess Withdrawals." If accurate, please clarify that, for Qualified Accounts, Withdrawals to cover Required Minimum Distributions also are not treated as Excess Withdrawals.

71. In the last sentence of the penultimate paragraph of this subsection, and elsewhere, please supplement the cross-reference to "Tax Considerations" with the applicable section number.

Calculation of the Coverage Amount ON the Lock-In Date

72. Please add an example showing the effects of an Automatic Step-Up.

73. In Example 6, please clarify what would happen in subsequent years.

74. At the end of Example 8, please note that the Certificate Owner, if invested through a Qualified Account, may be subject to adverse tax consequences and a 10% federal tax penalty

Covered Asset Transfers

75. The disclosure states that it is an investor's responsibility to determine whether a Withdrawal qualifies as an Inadvertent Partial Withdrawal, requiring the investor to provide notice to the Company and return the Excess Withdrawal.
    a. Please explain whether the Company will provide notice of the amount of any Excess Withdrawal to an investor (or the investor's registered investment advisor) to provide the investor with the opportunity to cure and, if not, why.
    b. Please clarify the procedures an investor would need to follow to provide notice and remit an Excess Withdrawal.

Subscription Fee

76. In the first sentence of the second paragraph, and elsewhere, please note where discussing Subscription Fees that they are determined based on a Certificate Owner's Coverage Plan *and* their Asset Allocation Tier.

77. In the second paragraph, the Subscription Fee is described as a quarterly billing of an annualized fee. Please clarify here, and elsewhere, when a change in a Certificate Owner's Asset Allocation Tier would effect a change in the calculation of accrued Subscription Fees (*e.g.*, Subscription Fees are recalculated daily, quarterly, etc.).

Certificate Eligibility and Ownership – Divorce – Divorces After the Lock-In Date

78. The second paragraph of this subsection discusses conditions applicable to divorces that occur both before and after the Lock-In Date. Accordingly, please move this paragraph into the more general discussion under the subheading "Divorce" on the preceding page.

Certificate Eligibility and Ownership – Disapproved Financial Institution

79. Please also disclose whether Certificate Owners have the right to move a Covered Asset Pool to another Financial Institution (*i.e.*, even if their current Financial Institution has not become a Disapproved Financial Institution) and, if so, explain the procedures required to do so.

Section 4 – Investment Restrictions (pages 27-28)

Covered Asset Pool Portfolio Rules – Allocation Drift in Restricted Asset Allocation Portfolio

80. Please explain how the Covered Asset Pool is separated from other assets an investor may have invested with their Financial Institution. If possible, consider clarifying this by revising the definition of Covered Asset Pool.

81. In the final paragraph on page 28, below the table illustrating Asset Allocation Tiers, please update the website address with a valid hyperlink. These Asset Allocation Tiers should also be in the prospectus.

Section 6 – Tax Considerations (pages 29-35)

82. Please confirm that the discussion reflects the currently effective provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, and the Setting Every Community Up for Retirement Enhancement (SECURE) Act and American Rescue Plan, as applicable.

Nonqualified Accounts – Treatment of a Certificate as an Annuity Contract

83. The second sentence states: "We intend to treat a Certificate as an annuity contract for federal income tax purposes." The staff's understanding of the relevant IRS private letter rulings is that the Certificate does not qualify as an annuity until the Covered Asset Pool Value goes to zero and the company issues a SPIA to the Certificate Owner. Please revise the disclosure here, and elsewhere, to clarify (if true) that, prior to issuance of the SPIA, the Certificate is not an annuity for tax purposes (*e.g.*, there is no tax deferral of earnings).

Qualified Accounts – Tax on Certain Distributions Relating to Qualified Accounts

84. In the second paragraph, please confirm whether references to "age 70 ½" need to be updated to "age 72."

Section 8 – Additional Information (pages 75-78)

Electronic Account Information

85. Please confirm that the website hyperlink will be updated by amendment.

State Variations

86. Please provide the Appendix regarding state variations referenced in this section for our review. We may have further comments upon reviewing your response.

Experts

87. The disclosure states that the audited financial statements are "incorporated herein by reference" in the registration statement. Please remove the reference to incorporation by reference, as the reports should be added by amendment to the registration statement.

88. It is the staff's understanding that the Company intends to rely on the exemption provided by rule 12h-7 of the Securities Exchange Act of l934. If so, please add the required statement in the prospectus.

Part II

89. Please file the actual Underwriting and Distribution Agreement rather than a "form of" the agreement.

90. Please file updated Powers of Attorney relating specifically to this registration statement. See Rule 483.

91. Please hyperlink footnote 1 of Item 16, if the filing incorporated by reference is on EDGAR.

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Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-7703 or williamsmat@sec.gov.

Sincerely,

/s/ Matthew Williams

Matthew Williams
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
Sally Samuel, Branch Chief